Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Files NI 43-101 Technical Report for the Guanajuato Mine Complex

VANCOUVER, BC, February 28, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports the filing of the "NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio operations, Guanajuato State, Mexico" (the “Technical Report”). The Technical Report has an effective date of July 31, 2021.

The Technical Report has been filed on SEDAR at www.sedar.com and on the Company's website at www.greatpanther.com , and will be filed on EDGAR as soon as practicable at www.sec.gov. The Technical Report supports the information regarding mineral resource estimates at the Guanajuato Mine Complex presented in a news release dated February 11, 2022, which is also available on SEDAR, EDGAR and the Company’s website.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project, and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com